STELLAR BIOTECHNOLOGIES ANNOUNCES GREGORY T. BAXTER, PH.D. AND MAYANK (MIKE) D. SAMPAT APPOINTED TO BOARD

PORT HUENEME, CA. (August 16, 2012) -- Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) is very pleased to announce that Gregory T. Baxter, Ph.D. and Mike Sampat have been appointed to the Board of Directors.

Stellar’s President & CEO, Frank Oakes said, “These two key appointments are important to the Company as they strengthen our independent corporate governance while adding a director who is a financial and deal-savvy CPA in Mike Sampat to fill the vacancy left by the passing of our board member Harvey Wright, and Greg Baxter, a scientist with experience as an executive and director in a number of biotech companies and institutions, including the National Science Foundation (NSF), where he had the opportunity to work closely with the Stellar team during the past three years. The independent perspective that Mike and Greg will bring, and the combination of experience in financial management, fund raising, and strong ties to the biotechnology industry bring strength to the board in key areas and should provide great support and guidance to the Company’s executive team.”

New director, Mike Sampat said, “I’m excited to join the Stellar board as the Company continues to grow to be a prime supplier of high-quality KLH to the pharmaceutical industry and look forward to expanding the capital base to fund the future growth.”

New board member, Greg Baxter said, “Stellar Biotechnologies is an exciting and innovative company and a leader in the sustainable manufacture of an important immune stimulating protein critical for the production of therapeutic vaccines and immunodiagnostics products. I am excited to be a part of the Stellar team and to have the opportunity to participate in the growth of the Company.”

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfort: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contact:

Frank Oakes, President & CEO

foakes@stellarbiotech.com

Main +1 (805) 488-2800

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.